FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, May 1, 2025

FINANCIAL RESULTS FOR THE FIRST QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited interim consolidated financial statements for the three months ended March 31, 2025 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), adjusted operating income (loss), gross premiums written, net premiums written, combined ratio (both discounted and undiscounted), book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" at the end of this news release and in the company's Interim Report for the three months ended March 31, 2025 for further details.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $945.7 million ($42.70 net earnings per diluted share) in the first quarter of 2025 compared to net earnings of $776.5 million in the first quarter of 2024, primarily reflecting increased net gains on investments, partially offset by decreased adjusted operating income of $685.5 million (2024 - $977.1 million). Book value per basic share at March 31, 2025 was $1,080.38 compared to $1,059.60 at December 31, 2024 (an increase of 3.5% adjusted for the $15 per common share dividend paid in the first quarter of 2025).
"In the first quarter of 2025 our property and casualty insurance and reinsurance operations produced adjusted operating income of $685.5 million (or operating income of $945.5 million including the benefit of discounting, net of a risk adjustment on claims), including California wildfire losses of $692.1 million and reflecting continued strong interest and dividend income. Despite the significant current period catastrophe losses of $781.3 million primarily from the California wildfires, our property and casualty insurance and reinsurance companies reported a consolidated combined ratio of 98.5% and consolidated underwriting profit of $96.9 million, on an undiscounted basis. Gross and net premiums written grew by 5.0% and 8.4%, reflecting new business and continued incremental rate increases in certain lines of business.
"Net gains on investments of $1,056.1 million in the quarter was principally comprised of net gains on common stocks of $779.5 million and mark to market gains on bonds of $388.4 million.
"We remain focused on being soundly financed and ended the quarter with approximately $2.1 billion of cash and marketable securities and an additional $1.7 billion, at fair value, of investments in associates and consolidated non-insurance companies owned by the holding company," said Prem Watsa, Chairman and Chief Executive Officer.
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	First quarter
	2025	2024
	($ millions)
Gross premiums written	8,474.0	8,056.3
Net premiums written	6,843.1	6,301.0
Net insurance revenue	6,153.0	6,087.1

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	269.7	287.7
Global Insurers and Reinsurers	225.2	642.0
International Insurers and Reinsurers	114.2	107.8
Insurance service result	609.1	1,037.5
Other insurance operating expenses	(252.2)	(226.1)
Interest and dividends	516.2	500.5
Share of profit of associates	72.4	103.6
Operating income - Property and Casualty Insurance and Reinsurance	945.5	1,415.5
Operating income - Life insurance and Run-off	21.1	22.9
Operating income (loss) - Non-insurance companies	(41.1)	17.3
Net finance expense from insurance contracts and reinsurance contract assets held	(604.6)	(166.0)
Net gains (losses) on investments	1,056.1	(58.5)
Interest expense	(190.4)	(151.5)
Corporate overhead and other	(20.9)	(23.6)
Earnings before income taxes	1,165.7	1,056.1
Provision for income taxes	(212.7)	(286.4)
Net earnings	953.0	769.7

Attributable to:
Shareholders of Fairfax	945.7	776.5
Non-controlling interests	7.3	(6.8)
	953.0	769.7
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit (loss), a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, and (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment, both of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings.

	First quarter
Property and Casualty Insurance and Reinsurance	2025	2024
	($ millions)
Insurance service result	609.1	1,037.5
Other insurance operating expenses	(252.2)	(226.1)
Discounting of losses and ceded losses on claims recorded in the period	(465.4)	(366.3)
Changes in the risk adjustment and other	205.4	(72.1)
Underwriting profit	96.9	373.0
Interest and dividends	516.2	500.5
Share of profit of associates	72.4	103.6
Adjusted operating income	685.5	977.1

Highlights for the first quarter of 2025 (with comparisons to the first quarter of 2024 except as otherwise noted, and excluding the effects of IFRS 17 when discussing the combined ratio and adjusted operating income) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 8.4% to $6,774.6 million from $6,249.3 million, while gross premiums written increased by 5.0%, primarily reflecting continued growth across most operating companies and reinstatement premiums from the California wildfires, partially offset by a decrease at Gulf Insurance that reflected the non-renewal of a significant health insurance contract for retired citizens in the third quarter of 2024 which had been experiencing diminishing underwriting profitability.
•Despite the increased current period catastrophe losses of $781.3 million primarily from the California wildfires, the company's property and casualty insurance and reinsurance operations produced underwriting profit of $96.9 million and an undiscounted combined ratio of 98.5%, compared to underwriting profit of $373.0 million and an undiscounted combined ratio of 93.6% in 2024 that included modest current period catastrophe losses of $101.4 million.
•Adjusted operating income (which excludes the impact of discounting, net of a risk adjustment on claims) of the property and casualty insurance and reinsurance operations decreased to $685.5 million from $977.1 million, principally reflecting decreased underwriting profit as a result of the California wildfires. The company also recorded net favourable prior year reserve development, with a benefit of $219.1 million (2024 - $29.9 million).

•The consolidated statement of earnings included a net benefit of $120.1 million (2024 – a net loss of $126.5 million) from the effects of decreases in discount rates during the quarter, which comprised net gains on bonds of $388.4 million (2024 - net losses of $318.8 million), partially offset by a net loss on insurance contracts and reinsurance contract assets held of $268.3 million (2024 - a net gain of $192.3 million).
•Consolidated interest and dividends increased from $589.8 million in 2024 to $606.5 million (comprised of interest and dividends of $516.2 million (2024 - $500.5 million) earned by the investment portfolios of the property and casualty insurance and reinsurance operations, with the remainder earned by life insurance and run-off, non-insurance companies and corporate and other). At March 31, 2025 the company's insurance and reinsurance companies held portfolio investments of $65.2 billion (excluding Fairfax India's portfolio of $2.0 billion), of which $7.9 billion was in cash and short term investments representing 12.1% of those portfolio investments.
•Consolidated share of profit of associates of $128.6 million principally reflected share of profit of $105.7 million from Eurobank and $80.5 million from Poseidon, partially offset by share of losses from certain limited partnerships and other non-insurance associates.
•Net gains on investments of $1,056.1 million consisted of the following:

	First quarter of 2025
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	496.9	282.6	779.5
Bonds	(51.3)	439.7	388.4
Other	97.0	(208.8)	(111.8)
	542.6	513.5	1,056.1
Net gains on equity exposures of $779.5 million was primarily comprised of net gains on convertible bonds and equity warrants of $216.8 million, net gains on common stocks of $216.8 million, a net realized gain on disposition of the company's equity accounted investment in Sigma Companies International Corp. of $178.7 million and a net gain of $97.2 million on the company's continued holdings of equity total return swaps on 1,760,355 Fairfax subordinate voting shares with an original notional amount of $664.0 million (Cdn$846.1 million) or $377.19 (Cdn$480.62) per share.

Net gains on bonds of $388.4 million principally reflected net gains of $297.5 million on U.S. treasuries as a result of declining interest rates during the quarter. The company's fixed income portfolio continues to be conservatively positioned with 70% of the fixed income portfolio invested in U.S. treasury and other government bonds and 20% in high quality corporate bonds, primarily short-dated.
Net losses on other of $111.8 million principally reflected unrealized losses of $149.9 million on the company's holdings of Digit compulsory convertible preferred shares.
•The non-insurance companies reported an operating loss of $41.1 million compared to operating income of $17.3 million in 2024. Excluding non-cash impairment charges recorded at Boat Rocker in relation to its recently announced strategic transaction with Blue Ant Media Inc. and certain members of Boat Rocker management, the non-insurance companies reported higher operating income in the first quarter of 2025 compared to the first quarter of 2024, principally reflecting increased operating income at the Restaurants and retail operating segment primarily related to the consolidation of Sleep Country on October 1, 2024 and higher business volumes at Recipe.
•At March 31, 2025 the excess of fair value over carrying value of investments in non-insurance associates and consolidated non-insurance subsidiaries was $1,435.6 million.
•On March 31, 2025 the company redeemed all of its Series E, Series F and Series M preferred shares with an aggregate carrying value of $352.1 million for $290.8 million (Cdn$25.00 per share).
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 25.3% at March 31, 2025 from 24.8% at December 31, 2024, principally reflecting short term borrowings on the holding company credit facility and the redemption of preferred shares, partially offset by increased common shareholders' equity (primarily net earnings in the first quarter of 2025, partially offset by the payment of common share dividends of $343.6 million and purchases of 205,610 subordinate voting shares for cancellation at an aggregate cost of $289.2 million).
•Subsequent to March 31, 2025:
◦On April 21, 2025 the company's equity accounted investment in Quess spun off two of its subsidiaries in a non-cash distribution to its shareholders. The company received one equity share of each of Digitide Solutions Limited ("Digitide") and Bluspring Enterprises Limited ("Bluspring") for every equity share of Quess held. The company will record its investments in Digitide and Bluspring at their respective fair values on the date of spin-off and expects to apply the equity method of accounting to each, and will continue to apply the equity method of accounting to its remaining investment in Quess. Digitide and Bluspring are expected to become publicly listed in India during the second quarter of 2025.
At March 31, 2025 there were 21,581,313 common shares effectively outstanding (December 31, 2024 - 21,668,466).
Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its first quarter 2025 results at 8:30 a.m. Eastern time on Friday May 2, 2025. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 369-2143 (Canada or U.S.) or 1 (312) 470-0063 (International) with the passcode "FAIRFAX". A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, May 16, 2025. The replay may be accessed at 1 (800) 568-4850 (Canada or U.S.) or 1 (203) 369-3813 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

CONSOLIDATED BALANCE SHEETS
as at March 31, 2025 and December 31, 2024
(US$ millions except per share amounts)

	March 31, 2025	December 31, 2024
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $205.1; December 31, 2024 – $193.6)	2,094.5	2,502.7
Insurance contract receivables	869.1	780.4

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $868.5; December 31, 2024 – $1,240.7)	7,905.0	7,620.5
Bonds (cost $38,996.9; December 31, 2024 – $37,852.9)	38,879.6	37,390.3
Preferred stocks (cost $945.1; December 31, 2024 – $944.6)	2,214.1	2,365.0
Common stocks (cost $7,448.3; December 31, 2024 – $7,116.1)	8,046.3	7,464.2
Investments in associates (fair value $8,130.9; December 31, 2024 – $8,144.8)	7,117.1	7,153.3
Derivatives and other invested assets (cost $1,054.7; December 31, 2024 – $903.9)	1,236.5	1,159.7
Assets pledged for derivative obligations (cost $99.1; December 31, 2024 – $154.8)	97.8	150.8
Fairfax India cash, portfolio investments and associates (fair value $3,122.3; December 31, 2024 – $3,163.3)	2,048.1	1,916.6
	67,544.5	65,220.4

Reinsurance contract assets held	10,842.7	10,682.6
Deferred income tax assets	332.0	325.0
Goodwill and intangible assets	8,157.1	8,278.2
Other assets	9,057.9	8,988.0
Total assets	98,897.8	96,777.3

Liabilities
Accounts payable and accrued liabilities	6,382.6	6,078.3
Derivative obligations	307.2	356.9
Deferred income tax liabilities	1,697.4	1,714.0
Insurance contract payables	1,007.3	923.0
Insurance contract liabilities	49,130.3	47,602.2
Borrowings – holding company and insurance and reinsurance companies	9,102.8	8,858.2
Borrowings – non-insurance companies	3,069.0	2,895.5
Total liabilities	70,696.6	68,428.1

Equity
Common shareholders’ equity	23,316.0	22,959.8
Preferred stock	756.1	1,108.2
Shareholders’ equity attributable to shareholders of Fairfax	24,072.1	24,068.0
Non-controlling interests	4,129.1	4,281.2
Total equity	28,201.2	28,349.2
	98,897.8	96,777.3

Book value per basic share	$1,080.38	$1,059.60

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2025 and 2024
(US$ millions except per share amounts)

	First quarter
	2025	2024
Insurance
Insurance revenue	7,482.7	7,686.8
Insurance service expenses	(6,602.0)	(6,252.6)
Net insurance result	880.7	1,434.2
Cost of reinsurance	(1,329.7)	(1,599.7)
Recoveries of insurance service expenses	1,054.7	1,202.7
Net reinsurance result	(275.0)	(397.0)
Insurance service result	605.7	1,037.2
Other insurance operating expenses	(269.6)	(245.8)
Net finance expense from insurance contracts	(813.4)	(270.2)
Net finance income from reinsurance contract assets held	208.8	104.2
	(268.5)	625.4
Investment income
Interest and dividends	606.5	589.8
Share of profit of associates	128.6	127.7
Net gains (losses) on investments	1,056.1	(58.5)
	1,791.2	659.0
Other revenue and expenses
Non-insurance revenue	2,089.4	1,514.2
Non-insurance expenses	(2,147.7)	(1,500.3)
Interest expense	(190.4)	(151.5)
Corporate and other expenses	(108.3)	(90.7)
	(357.0)	(228.3)
Earnings before income taxes	1,165.7	1,056.1
Provision for income taxes	(212.7)	(286.4)
Net earnings	953.0	769.7

Attributable to:
Shareholders of Fairfax	945.7	776.5
Non-controlling interests	7.3	(6.8)
	953.0	769.7

Net earnings per share	$46.10	$33.26
Net earnings per diluted share	$42.70	$30.82
Cash dividends paid per share	$15.00	$15.00
Shares outstanding (000) (weighted average)	21,651	22,974

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2025 and 2024
(US$ millions)

	First quarter
	2025	2024

Net earnings	953.0	769.7

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	50.1	(228.4)
Gains on hedge of net investment in Canadian subsidiaries	1.6	54.5
Gains (losses) on hedge of net investment in European operations	(33.3)	19.1
Share of other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	92.7	(22.7)
Other	0.6	1.0
	111.7	(176.5)
Net unrealized foreign currency translation losses on associates reclassified to net earnings	0.9	0.2
	112.6	(176.3)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	(0.6)	14.2
Share of net losses on defined benefit plans of associates	(1.0)	(1.3)
Other	—	12.8
	(1.6)	25.7

Other comprehensive income (loss), net of income taxes	111.0	(150.6)
Comprehensive income	1,064.0	619.1

Attributable to:
Shareholders of Fairfax	1,056.4	650.3
Non-controlling interests	7.6	(31.2)
	1,064.0	619.1

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios (on an undiscounted and discounted basis) for the property and casualty insurance and reinsurance operations (which excludes Life insurance and Run-off) in the first quarters ended March 31, 2025 and 2024 were as follows:

Gross Premiums Written	First quarter		% change year-over-year
	2025	2024
Northbridge	507.5	529.9	(4.2)%
Crum & Forster	1,455.1	1,290.3	12.8%
Zenith National	246.2	250.7	(1.8)%
North American Insurers	2,208.8	2,070.9	6.7%

Allied World	2,160.5	2,004.5	7.8%
Odyssey Group	1,542.1	1,429.7	7.9%
Brit(1)	781.0	727.0	7.4%
Ki(1)	203.8	186.2	9.5%
Global Insurers and Reinsurers	4,687.4	4,347.4	7.8%

International Insurers and Reinsurers	1,499.3	1,580.3	(5.1)%

Property and casualty insurance and reinsurance	8,395.5	7,998.6	5.0%

Net Premiums Written	First quarter		% change year-over-year
	2025	2024
Northbridge	438.0	466.8	(6.2)%
Crum & Forster	1,122.1	955.9	17.4%
Zenith National	253.3	251.6	0.7%
North American Insurers	1,813.4	1,674.3	8.3%

Allied World	1,714.3	1,568.4	9.3%
Odyssey Group	1,492.4	1,371.6	8.8%
Brit(1)	588.7	562.0	4.8%
Ki(1)	173.7	152.2	14.1%
Global Insurers and Reinsurers	3,969.1	3,654.2	8.6%

International Insurers and Reinsurers	992.1	920.8	7.7%

Property and casualty insurance and reinsurance	6,774.6	6,249.3	8.4%

Combined Ratios	Undiscounted		Discounted
	First quarter		First quarter
	2025	2024	2025	2024
Northbridge	92.1%	91.0%	84.3%	80.9%
Crum & Forster	95.4%	95.9%	84.9%	84.6%
Zenith National	106.3%	99.1%	92.6%	88.5%
North American Insurers	95.5%	94.7%	85.5%	83.9%

Allied World	95.7%	91.5%	84.3%	78.9%
Odyssey Group	105.8%	92.8%	102.2%	80.9%
Brit(1)	97.6%	90.2%	97.0%	70.9%
Ki(1)	98.3%	88.2%	84.0%	77.7%
Global Insurers and Reinsurers	100.4%	91.6%	93.1%	78.5%

International Insurers and Reinsurers	96.7%	98.5%	88.3%	91.6%

Property and casualty insurance and reinsurance	98.5%	93.6%	90.0%	82.9%

(1)    On January 1, 2025 Ki completed the separation from its parent company Brit and is presented as a separate operating company within the Global Insurers and Reinsurers reporting segment. Accordingly, the 2024 comparative figures presented for Brit exclude the results of Ki.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks associated with IFRS 17; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

GLOSSARY OF NON-GAAP AND OTHER FINANCIAL MEASURES
Management analyzes and assesses the underlying insurance and reinsurance operations, and the financial position of the consolidated company, through various measures and ratios. Certain of the measures and ratios provided in this news release, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. Those measures and ratios are described below.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims recorded in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table on page 2 of this news release.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company consider to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table on page 2 of this news release.
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit of associates, this measure is used in a similar manner to operating income (loss).
Gross premiums written – An indicator of the volume of new business generated, it represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned.
Net premiums written – A measure of the new business volume and insurance risk that the company has chosen to retain from new business generated, it represents gross premiums written less amounts ceded to reinsurers.
Undiscounted combined ratio – A traditional performance measure of underwriting results of property and casualty companies, it is calculated by the company as underwriting expense (comprised of losses on claims, commissions and other underwriting expenses) expressed as a percentage of net premiums earned. Net premiums earned is calculated as insurance revenue less cost of reinsurance, adjusted for net commission expense on assumed business and other. Underwriting expense is calculated as insurance service expenses less recoveries of insurance service expenses and other insurance operating expenses, adjusted for the effects of discounting, risk adjustment and other. The combined ratio is used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or prior year reserve development, as a percentage of net premiums earned during the same period.
Discounted combined ratio – A performance measure of underwriting results under IFRS 17, it is calculated by the company as net insurance service expenses expressed as a percentage of net insurance revenue. Net insurance service expenses is calculated as insurance service expenses less recoveries of insurance service expenses, and net insurance revenue is calculated as insurance revenue less cost of reinsurance, each as presented in the company's consolidated statements of earnings.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2025 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Total debt to total capital ratio, excluding non-insurance companies – The company uses this ratio to assess the amount of leverage employed in its operations. As the borrowings of the non-insurance companies are non-recourse to the Fairfax holding company, this ratio excludes the borrowings and non-controlling interests of the non-insurance companies in calculating total debt and total capital, respectively.

	March 31, 2025			December 31, 2024
	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies
Total debt	12,171.8	3,069.0	9,102.8	11,753.7	2,895.5	8,858.2
Total equity	28,201.2	1,328.8	26,872.4	28,349.2	1,541.0	26,808.2
Total capital	40,373.0		35,975.2	40,102.9		35,666.4

Total debt to total capital ratio	30.1%		25.3%	29.3%		24.8%

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group and Boat Rocker.
In the determination of this non-GAAP performance measure the fair value and carrying value of non-insurance associates at March 31, 2025 were $7,389.9 and $6,532.8 (December 31, 2024 - $7,394.9 and $6,615.9), which are the IFRS fair values and carrying values included in the company's consolidated balance sheets as at March 31, 2025 and December 31, 2024. Excluded from this performance measure are (i) insurance and reinsurance associates and (ii) associates held by market traded consolidated non-insurance companies that are already included in the carrying values of those companies.
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. All balances used in the calculation of carrying value are those included in the company's consolidated balance sheets as at March 31, 2025 and December 31, 2024.